UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2022

Commission File Number: 001-41080

THE VALENS COMPANY INC.

(Translation of registrant’s name into English)

230 Carion Road

Kelowna, British Columbia, Canada V4V 2K5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 are incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-263941).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Valens Company Inc.
(Registrant)

Date: July 13, 2022	By:	/s/ Jeff Fallows
Jeff Fallows, President

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements of The Valens Company Inc. for the three and six months ended May 31, 2022

99.2	Management’s Discussion and Analysis of The Valens Company Inc. for the three and six months ended May 31, 2022

99.3	Certification of Interim Filings of The Valens Company Inc. in connection with the filing of the interim financial report and interim MD&A by CFO dated July 13, 2022

99.4	Certification of Interim Filings of The Valens Company Inc. in connection with the filing of the interim financial report and interim MD&A by CEO dated July 13, 2022